

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 2, 2017

Enrico Dal Monte
Chief Executive Officer
XTRIBE, P.L.C.
1st floor, Victory House, 99-101
Regent Street
W1B4EZ, London
United Kingdom

  Re: XTRIBE P.L.C.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed April 20, 2017
    File No. 333-214799

Dear Mr. Dal Monte:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

Cover Page

1. Given that you have structured your transaction as best-efforts, no minimum offering, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received.

2. Please revise the cover page of the prospectus to disclose whether the offering is contingent upon having a market maker file an application with FINRA or NASDAQ approval of your initial listing application. If it is not, the prominent placement of this information on the cover page of the prospectus does not appear appropriate. Please revise.

Risk Factors

"The Company may be unable to complete its expansion plans…", page 13

3.	We note your disclosure that the Company needs to raise at least 25% of the shares in this offering, which is $1,500,000. We also note your disclosure on page 27 indicating that you need to raise a minimum of an additional $1,000,000 in this offering. Please reconcile or advise.

	Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc:	Robert L. Diener, Esq.
	Law Offices of Robert Diener